Exhibit 21.1

Subsidiaries of the Registrant

The following table sets forth all subsidiaries of Ionetix Corporation, a Delaware corporation (the “Registrant”). Each subsidiary listed below is wholly owned, directly or indirectly, by the Registrant.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ionetix Radioisotopes, Inc.	Delaware
Ionetix Alpha Corporation	Delaware